Brenner & Associates, PLLC
147 Woodbine Road
Roslyn Heights, New York 11577
Telephone: (917) 282-4272
nbrenneresq@gmail.com

April 21, 2017

BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re: BioLabMart Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on March 13, 2017
File Number 333-216650

Dear Ms. Hayes:

On behalf of BioLabMart Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated April 9, 2017, with reference to the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Commission on March 13, 2017.

In addition to the Amendment, the Company responds to the Commission's comments as follows:

Prospectus Cover Page

1. We refer to the second and fourth paragraphs on the prospectus cover page. Please revise these paragraphs to indicate, if true, that the selling stockholders will sell at a price of $0.25 per share until your shares are quoted on the Over-The-Counter Bulletin Board and thereafter at prevailing market prices or in privately negotiated transactions. Also, revise your disclosures on page 17 and elsewhere as appropriate concerning the offering price.

Response: The disclosure has been revised to indicate that the selling stockholders may sell shares of the Company’s common stock only at a fixed price of $0.25 per share until such time, if at all, that our shares are quoted on the Over-The-Counter Bulletin Board and thereafter at prevailing market prices or in privately negotiated prices.

Prospectus Summary, page 4

2. Please revise the Summary to highlight the 66.66% voting rights held by your founders.

Response: The prospectus summary has been revised to highlight the 66% voting rights of the Company’s founders.

“We will incur increased costs and become subject to additional…..”, page 12

3. Please revise your disclosure, here and elsewhere, as appropriate, to explain whether you will be registering your common stock under the Exchange Act in connection with this offering. If not, then add a separate risk factor to explain that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act, and that your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act to the extent that you have fewer than 300 shareholders.

Response: The disclosure has been revised to clarify that the Company intends to register its common stock under the Exchange Act.

Selling Stockholders, page 17

4. We note your disclosure that Mr. Eizikovitz is the chief executive officer of a brokerdealer. A selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus: the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.

Response: The referenced representation from Mr. Eizikovitz has been included in the prospectus.

Business, page 24
Our Mission and Principal Product, page 24

5. Please revise the Business section to discuss in greater detail the nature of your research and of the licensed technology. In this regard, we note that the notes to your financial statements indicate that the technology you license relates to “coral based and non-coral based conditioned medium for tissue regeneration” and your Management’s Discussion and Analysis indicates that you have developed a “proprietary condition medium.” Accordingly, please revise the Business section to discuss what condition mediums are, including the types you are researching, as well as the status of your development efforts to date.

Response: The Business section has been revised to discuss in greater detail the nature of the Company’s research and licensed technology and the status of its development efforts.

Licensed Intellectual Property, page 24

6. Your disclosure in the first sentence under the heading and in the table suggests that Ariel University has filed a patent application; however, your disclosures below the table and on page 20 suggest that Ariel has filed only a provisional patent application. Accordingly, please revise your disclosures to clarify the type of application that Ariel has made with the USPTO.

Response: The disclosure has been revised to clarify that Ariel has filed a provisional patent application.

7. To the extent that Ariel has filed only a provisional patent application to date, please revise the Prospectus Summary to highlight this point and explain what a provisional patent application is and what rights flow from this type of application. Please also discuss in Business section whether you or Ariel are actively preparing a patent application, the cost of that work and how it is or will be funded.

Response:  The Prospectus Summary has been revised to disclose that Ariel has filed a provisional patent application and to explain what a provisional patent application is and what rights flow from this type of application. The disclosure in the Business section has been revised to indicate that the Company will actively pursue preparation of a patent application if the results of the provisional patent application are positive and to disclose the cost and funding of such application.

Management, page 26

8. Please revise your disclosure concerning Mr. Meer to clarify whether J Trade Global LLC is a registered broker-dealer and whether ANS Investments is a registered investment advisor. Also, revise to clarify the nature of CubeSquare’s business and whether it controls any public companies.

Response:  The disclosure has been revised to indicate that J Trade Global LLC is a software marketing company and the ANS and CubeSquare are not investment advisors and do not control any public company.

Exhibit Index

9. Please tell us why you have filed the subscription agreement relating to the January 2017 private placement. To the extent that you file this agreement as an exhibit, please revise the index to clarify the nature of the subscription so that it is clear it is not a subscription to buy the resale shares cover by this Form S-1.

Response: The exhibit index has been revised to indicate that the form of subscription agreement and warrant listed as Exhibits 10.3 and 10.4, respectively, relate to the Company’s private offering which closed on January 27, 2017.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment, as well as the related acceleration request. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/Brenner & Associates, PLLC
Brenner & Associates, PLLC

cc: Jonah Meer